                     ___________________________________________________________
I E I    INTERNATIONAL
         ELECTRONICS, INC.                          NEWS RELEASE
                          ______________________________________________________


FOR IMMEDIATE RELEASE         Contact:  John Waldstein  (617) 821-5566
---------------------
                                          Diane Balcom  (412) 781-1314


                INTERNATIONAL ELECTRONICS, INC. REPORTS EARNINGS
                        FOR FIRST QUARTER OF FISCAL 1996

Canton, MA, January 5, 1996--- International Electronics, Inc. (NASDAQ: IEIB) today reported operating results for the fiscal 1996 first quarter ended November 30, 1995.

Net sales increased to $1,945,323 for the first quarter of fiscal 1996, a gain of 22% compared to the $1,595,281 reported for the first quarter of the prior year. Operating income for the three months ended November 30, 1995 was $44,347, compared to an operating income of $1,246 for the comparable period of the prior year. Net income was $30,269 or $.02 per share for the three months ended November 30, 1995, compared to a $11,957 or $.01 per share in the previous year.

IEI president, John Waldstein, commented, "In our first quarter of fiscal 1996, we are pleased to report record sales representing a 22% increase over the comparable quarter from last year. We continue to show growth in our keypad and access control product lines as well as our OEM and global business. Our marketing efforts are aimed at supporting our leadership position in the keypad and small systems access control markets. I am also encouraged that the target markets we are in with our core products are growing and present world wide opportunities."

IEI designs, manufactures, and markets electronic security equipment used in residential, industrial, and commercial security systems. The Company's product lines include its Door-Gard/TM/ keypad and access control products, glassbreak sensors, VoiceKey/TM/ products and its PowerKey/TM/ line of industrial controls. The Company markets to the leading distribution and installation companies serving the electronic security industry in the U.S as well as in Europe, Eastern Europe, South America, Canada, Australia and Asia.

                                     -more-


       Premium Quality Security Products for a Profitable Day's Work/TM/

           INTERNATIONAL ELECTRONICS, INC. . 427 TURNPIKE STREET .
                          CANTON, MASSACHUSETTS 02021


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I E I   RELEASE                                                      IEI, Page 2
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                        INTERNATIONAL ELECTRONICS, INC.
                        COMPARATIVE ANALYSIS (UNAUDITED)


                                        THREE MONTHS ENDED
                               ------------------------------------
                               NOVEMBER 30, 1995  NOVEMBER 30, 1994
                               -----------------  -----------------
Net sales                             $1,945,323         $1,595,281
Income from operations                    44,347              1,246
Net income                                30,269             11,957
Net income per common share           $      .02         $      .01
Weighted average number of
shares outstanding                     1,407,669          1,423,669


                                      ####



       Premium Quality Security Products for a Profitable Day's Work/TM/

           INTERNATIONAL ELECTRONICS, INC. . 427 TURNPIKE STREET .
                          CANTON, MASSACHUSETTS 02021